Exhibit 99.1

21Vianet Group, Inc. Reports Fourth Quarter and Full

Year 2015 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, March 10, 2016

BEIJING, March 10, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year 2015. The Company will hold a conference call at 8:00 p.m. Eastern Time on March 10, 2016. Dial-in details are provided at the end of the release.

Fourth Quarter 2015 Financial Highlights

•	Net revenues increased by 15.2% to RMB983.4 million (US$151.8 million) from RMB853.9 million in the comparative period in 2014.

Full Year 2015 Financial Highlights

•	Net revenues increased by 26.3% to RMB3.6 billion (US$561.1 million) from RMB2.9 billion in 2014.

•	Adjusted gross profit increased by 10.7% to RMB1.0 billion (US$158.0 million) from RMB924.2 million in 2014.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “For the fourth quarter, I am pleased to see that we have experienced growth momentum in our internet data center (IDC), cloud, content delivery network (CDN), and VPN businesses. For our IDC business, we further increased cabinet sales during the quarter while having minor increase in our MRR, and steady utilization and churn rates during the quarter. Demand for our cloud services was strong as we continued to gain traction with Windows Azure and Office365 product offerings. Following slower than expected third quarter results, our CDN services picked up momentum in the fourth quarter in both revenue growth and customer recognition as we further increased our market share. Our VPN business continued to see solid demand supported by the strong performance of the DYX group in the fourth quarter. Our managed network services (MNS) continues to be soft as expected, which was caused by the continued industry-wide decline in bandwidth pricing. We recognized these industry challenges, but as we restructure our business and invest in our core growth opportunities, we are confident in our ability to address these challenges and accelerate growth in the future.”

Mr. Terry Wang, Chief Financial Officer of the Company, commented, “We ended the year with another quarter marked by steady top line growth, as we saw total revenues increased by 15.2% year over year to RMB983.4 million (US$151.8 million). Overall growth was highlighted by solid performance in IDC, cloud, CDN and VPN businesses, while partially offset by continued weakness in the MNS business. In the fourth quarter, our EBITDA was also negatively impacted by restructuring costs and bad debt expenses. Going forward, as we fine-tune our cost structure and further optimize operations, we remain confident we will be able to reignite margin growth both financially and operationally.”

Fourth Quarter 2015 Financial Results

REVENUES: Net revenues for the fourth quarter of 2015 increased by 15.2% to RMB983.4 million (US$151.8 million) from RMB853.9 million in the comparative period in 2014, primarily driven by a year-over-year increase of billable cabinets under management and continuous growth in demand for the Company’s cloud, CDN and enterprise VPN services.

Net revenues from hosting and related services increased by 26.6% to RMB754.7 million (US$116.5 million) in the fourth quarter of 2015 from RMB596.2 million in the comparative period in 2014, primarily due to the abovementioned year-over-year increase in total number of billable cabinets and the growth in demand for the Company’s cloud business. Net revenues from MNS were RMB228.7 million (US$35.3 million) in the fourth quarter of 2015, as compared to RMB257.7 million in the comparative period in 2014. The decrease is primarily due to the continued industry-wide decline in bandwidth prices and the loss of certain customers.

GROSS PROFIT: Gross profit for the fourth quarter of 2015 was RMB219.2 million (US$33.8 million), as compared to RMB238.0 million in the comparative period in 2014. Gross margin for the fourth quarter of 2015 was 22.3%, compared with 27.9% in the comparative period in 2014. The decrease in gross margin was primarily due to higher spending on telecommunication services and continued softness in the Company’s MNS business.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB264.3 million (US$40.8 million), compared with RMB290.7 million in the comparative period in 2014. Adjusted gross margin was 26.9% in the fourth quarter of 2015, compared with 34.0% in the comparative period in 2014.

OPERATING EXPENSES: Total operating expenses decreased to RMB314.5 million (US$48.5 million) from RMB344.3 million in the comparative period in 2014. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB275.9 million (US$42.6 million) from RMB234.4 million in the comparative period in 2014. As a percentage of net revenue, adjusted operating expenses were 28.1%, compared with 27.5% in the comparative period in 2014 and 25.0% in the third quarter of 2015.

Sales and marketing expenses increased by 1.7% to RMB101.8 million (US$15.7 million) from RMB100.1 million in the comparative period in 2014, primarily due to higher service fees, which were partially offset by lower labor costs as the Company outsourced some functions to more cost-effective service providers.

General and administrative expenses increased by 4.1% to RMB166.1 million (US$25.6 million) from RMB159.6 million in the comparative period in 2014, primarily due to a one-time charge related to an accounts receivable provision of approximately RMB22 million (US$3.4 million), which was offset by decrease of share based compensation cost.

Research and development expenses increased by 4.2% to RMB41.6 million (US$6.4 million) in the fourth quarter of 2015 from RMB39.9 million in the comparative period in 2014.

Change in the fair value of contingent purchase consideration payable was a loss of RMB5.1 million (US$0.8 million) in the fourth quarter of 2015, compared with a loss of RMB44.8 million in the comparative period in 2014.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2015 was RMB102.1 million (US$15.8 million), compared with RMB160.1 million in the comparative period in 2014. Adjusted EBITDA margin for the quarter was 10.4% compared with 18.8% in the comparative period in 2014 and 13.2% in the third quarter of 2015. Adjusted EBITDA in the fourth quarter of 2015 excludes share-based compensation expenses of RMB40.1 million (US$6.2 million) and changes in the fair value of contingent purchase consideration payable which was a loss of RMB5.1 million (US$0.8 million).

NET PROFIT/LOSS: Net loss for the fourth quarter of 2015 was RMB112.9 million (US$17.4 million), compared with a net loss of RMB155.5 million in the comparative period in 2014.

Adjusted net loss for the fourth quarter of 2015 was RMB29.1 million (US$4.5 million) compared with an adjusted net profit of RMB7.1 million in the comparative period in 2014. Adjusted net loss in the fourth quarter of 2015 excludes share-based compensation expenses of RMB40.1 million (US$6.2 million), amortization of intangible assets derived from acquisitions of RMB38.6 million (US$6.0 million), changes in the fair value of contingent purchase consideration payable which was a loss of RMB5.1 million (US$0.8 million) in the aggregate. Adjusted net margin was negative 3.0%, compared with 0.8% in the comparative period in 2014 and 1.7% in the third quarter of 2015.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the fourth quarter of 2015 was RMB0.24, which represents the equivalent of RMB1.44 (US$0.22) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the fourth quarter of 2015 was RMB0.08, which represents the equivalent of RMB0.48 (US$0.07) per ADS. Adjusted loss per share is calculated using adjusted net loss as discussed above divided by the weighted average number of shares.

As of December 31, 2015, the Company had a total of 522.5 million ordinary shares outstanding, or the equivalent of 87.1 million ADSs.

BALANCE SHEET: As of December 31, 2015, the Company’s cash and cash equivalents and short-term investment were RMB1.79 billion (US$276.3 million).

Fourth Quarter 2015 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,030 in the fourth quarter of 2015, compared with RMB9,900 in the third quarter of 2015.

•	Total cabinets under management increased to 23,556 as of December 31, 2015 from 22,827 as of September 30, 2015, with 15,998 cabinets in the Company’s self-built data centers and 7,558 cabinets in its partnered data centers.

•	Utilization rate was 71.7% in the fourth quarter of 2015, compared with 71.8% in the third quarter of 2015.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.14% in the fourth quarter of 2015, compared with 0.26% in the third quarter of 2015.

Full Year 2015 Financial Performance

For the full year of 2015, net revenue increased by 26.3% to RMB3.6 billion (US$561.1 million) from RMB2.9 billion in the prior year. Adjusted EBITDA for the full year was RMB540.4 million (US$83.4 million), compared with RMB558.9 million in the prior year. Adjusted EBITDA margin was 14.9%, compared with 19.4% in the prior year. Adjusted EBITDA for the full year excludes share-based compensation expense of RMB190.0 million (US$29.3 million) and changes in the fair value of contingent purchase consideration payable of RMB43.3 million (US$6.7 million). Adjusted net loss for the full year was RMB10.8 million (US$1.7 million), compared with profit of RMB79.4 million in the prior year. Adjusted net loss in the full year excludes share-based compensation expense of RMB190.0 million (US$29.3 million), amortization of intangible assets derived from acquisitions of RMB157.1 million (US$24.3 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB43.3 million (US$6.7 million). Adjusted diluted loss per share for the full year of 2015 was RMB0.06 (US$0.01), which represents the equivalent of RMB0.36 (US$0.06) per ADS.

Recent Developments

On December 16, 2015, at the 2nd World Internet Conference - Wuzhen Summit, the Company and TUS Holdings signed a memorandum of cooperation in the establishment of Century United “One Belt One Road” digital economy development fund, which adopts the form of fund of funds with a total size of US$10 billion. The fund will be committed to boosting investment cooperation and synergetic developments in member countries of the “One Belt One Road” initiative.

On December 17, 2015, the Company signed the internet information infrastructure investment and services agreement with Dataline, Inc. the largest commercial data center operator in Russia. Under this agreement, the parties will strengthen cooperation in data center services, cloud computing, and hybrid IT services.

Conference Call

The Company will hold a conference call on Thursday, March 10, 2016 at 8:00 pm Eastern Time, or Friday, March 11, 2016 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 54691847

The replay will be accessible through March 17, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	# 54691847

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Charles Eveslage

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2014	December 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	644,415	1,685,054	260,128
Restricted cash	161,649	195,230	30,138
Accounts and notes receivable, net	739,945	694,108	107,152
Short-term investments	911,242	104,897	16,193
Inventories	10,059	13,539	2,090
Prepaid expenses and other current assets	309,441	652,630	100,748
Deferred tax assets	35,002	31,113	4,803
Amount due from related parties	54,867	105,137	16,230

Total current assets	2,866,620	3,481,708	537,482
Non-current assets:
Property and equipment, net	3,036,707	3,653,071	563,937
Intangible assets, net	1,404,453	1,274,166	196,697
Land use right	66,175	64,682	9,985
Deferred tax assets	42,573	46,900	7,240
Goodwill	1,755,970	1,755,970	271,075
Long term investments	126,307	198,907	30,706
Restricted cash	121,415	128,515	19,839
Amount due from related parties	98,500	70,000	10,806
Other non-current assets	121,461	189,991	29,330

Total non-current assets	6,773,561	7,382,202	1,139,615

Total assets	9,640,181	10,863,910	1,677,097

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	160,181	276,000	42,607
Accounts and notes payable	386,074	482,622	74,504
Accrued expenses and other payables	599,491	637,957	98,483
Deferred revenue	347,441	342,105	52,812
Advances from customers	97,679	185,800	28,683
Income taxes payable	35,013	49,959	7,712
Amounts due to related parties	326,804	397,588	61,377
Current portion of long-term bank borrowings	955,647	38,803	5,990
Current portion of capital lease obligations	71,939	140,488	21,688
Current portion of deferred government grant	6,150	6,332	977
Current portion of bonds payable	—	264,250	40,793
Deferred tax liabilities	2,696	—	—

Total current liabilities	2,989,115	2,821,904	435,626
Non-current liabilities:
Long-term bank borrowings	61,673	103,421	15,965
Deferred revenue	74,044	68,535	10,580
Amounts due to related parties	280,728	27,384	4,227
Unrecognized tax benefits	20,453	14,492	2,237
Deferred tax liabilities	310,340	293,212	45,264
Non-current portion of capital lease obligations	511,679	579,070	89,393

	As of	As of
	December 31, 2014	December 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Non-current portion of deferred government grant	27,422	31,288	4,830
Bonds payable	2,264,064	2,000,000	308,747
Mandatorily redeemable noncontrolling interests	100,000	100,000	15,437

Total non-current liabilities	3,650,403	3,217,402	496,680
Redeemable noncontrolling interests	773,706	790,229	121,990
Shareholders’ equity
Treasury stock	(213,665)	(193,142)	(29,816)
Ordinary shares	26	34	5
Additional paid-in capital	4,225,029	6,403,117	988,471
Accumulated other comprehensive income loss	(65,754)	(24,236)	(3,741)
Statutory reserves	52,263	63,174	9,752
Accumulated deficit	(1,794,975)	(2,233,985)	(344,867)

Total 21Vianet Group, Inc. shareholders’ equity	2,202,924	4,014,962	619,804
Non-controlling interest	24,033	19,413	2,997

Total shareholders’ equity	2,226,957	4,034,375	622,801

Total liabilities and shareholders’ equity	9,640,181	10,863,910	1,677,097

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	596,221	695,802	754,706	116,507	1,980,688	2,707,445	417,957
Managed network services	257,689	228,293	228,677	35,301	895,759	926,927	143,093

Total net revenues	853,910	924,095	983,383	151,808	2,876,447	3,634,372	561,050
Cost of revenues	(615,877)	(723,828)	(764,214)	(117,974)	(2,066,304)	(2,780,614)	(429,253)

Gross profit	238,033	200,267	219,169	33,834	810,143	853,758	131,797
Operating expenses
Sales and marketing	(100,075)	(89,232)	(101,797)	(15,715)	(287,229)	(359,460)	(55,491)
General and administrative	(159,576)	(138,783)	(166,064)	(25,636)	(493,309)	(600,940)	(92,769)
Research and development	(39,906)	(35,176)	(41,569)	(6,417)	(121,676)	(142,835)	(22,050)
Changes in the fair value of contingent purchase consideration payable	(44,789)	(676)	(5,060)	(781)	(22,629)	(43,325)	(6,688)

Total operating expenses	(344,346)	(263,867)	(314,490)	(48,549)	(924,843)	(1,146,560)	(176,998)

Other operating income	—	—	—	—	—	8,569	1,323
Operating loss	(106,313)	(63,600)	(95,321)	(14,715)	(114,700)	(284,233)	(43,878)
Interest income	12,862	13,523	5,692	879	67,904	53,494	8,258
Interest expense	(66,531)	(69,690)	(60,963)	(9,411)	(232,020)	(274,184)	(42,327)
Loss on debt extinguishment	—	—	—	—	(41,581)	—	—
Income (loss) from equity method investment	78	706	40,231	6,211	(671)	52,355	8,082
Other income	15,413	5,779	20,115	3,105	26,560	30,430	4,698
Other expense	(70)	(719)	(1,848)	(285)	(1,040)	(3,701)	(571)
Foreign exchange (loss) gain	(8,756)	60,248	7,248	1,119	(16,256)	72,394	11,176

Loss before income taxes	(153,317)	(53,753)	(84,846)	(13,097)	(311,804)	(353,445)	(54,562)
Income tax expense	(2,168)	(4,132)	(28,044)	(4,329)	(16,673)	(47,830)	(7,384)

Consolidated net loss	(155,485)	(57,885)	(112,890)	(17,426)	(328,477)	(401,275)	(61,946)
Net loss attributable to non- controlling interest	(18,603)	(4,257)	(11,194)	(1,728)	(20,003)	(26,824)	(4,141)

Net loss attributable to ordinary shareholders	(174,088)	(62,142)	(124,084)	(19,154)	(348,480)	(428,099)	(66,087)

Loss per share
Basic	(0.44)	(0.12)	(0.24)	(0.04)	(0.87)	(0.85)	(0.13)
Diluted	(0.44)	(0.12)	(0.24)	(0.04)	(0.87)	(0.85)	(0.13)
Shares used in earnings per share computation
Basic*	400,031,170	521,376,112	523,366,544	523,366,544	401,335,788	492,065,239	492,065,239
Diluted*	400,031,170	521,376,112	523,366,544	523,366,544	401,335,788	492,065,239	492,065,239
Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(2.64)	(0.72)	(1.44)	(0.22)	(5.22)	(5.10)	(0.79)
Diluted	(2.64)	(0.72)	(1.44)	(0.22)	(5.22)	(5.10)	(0.79)

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	238,033	200,267	219,169	33,834	810,143	853,758	131,797
Plus: share-based compensation expense	3,722	1,323	6,582	1,016	7,163	12,422	1,918
Plus: amortization of intangible assets derived from acquisitions	48,953	38,933	38,583	5,956	106,922	157,119	24,255

Adjusted gross profit	290,708	240,523	264,334	40,806	924,228	1,023,299	157,970

Adjusted gross margin	34.0%	26.0%	26.9%	26.9%	32.1%	28.2%	28.2%
Operating expenses	(344,346)	(263,867)	(314,490)	(48,549)	(924,843)	(1,146,560)	(176,998)
Plus: share-based compensation expense	65,144	32,328	33,537	5,177	226,572	177,605	27,417
Plus: changes in the fair value of contingent purchase consideration payable	44,789	676	5,060	781	22,629	43,325	6,688

Adjusted operating expenses	(234,413)	(230,863)	(275,893)	(42,591)	(675,642)	(925,630)	(142,893)

Net loss	(155,485)	(57,885)	(112,890)	(17,426)	(328,477)	(401,275)	(61,946)
Plus: share-based compensation expense	68,866	33,651	40,119	6,193	233,735	190,027	29,335
Plus: amortization of intangible assets derived from acquisitions	48,953	38,933	38,583	5,956	106,922	157,119	24,255
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	44,789	676	5,060	781	25,613	43,325	6,688
Plus: loss on debt extinguishment	—	—	—	—	41,581	—	—

Adjusted net profit (loss)	7,123	15,375	(29,128)	(4,496)	79,374	(10,804)	(1,668)

Adjusted net margin	0.8%	1.7%	-3.0%	-3.0%	2.8%	-0.3%	-0.3%
Net loss	(155,485)	(57,885)	(112,890)	(17,426)	(328,477)	(401,275)	(61,946)
Minus: Provision for income taxes	(2,168)	(4,132)	(28,044)	(4,329)	(16,673)	(47,830)	(7,384)
Minus: Interest income	12,862	13,523	5,692	879	67,904	53,494	8,258
Minus: Interest expenses	(66,531)	(69,690)	(60,963)	(9,411)	(232,020)	(274,184)	(42,327)
Minus: loss on debt extinguishment	—	—	—	—	(41,581)	—	—
Minus: Exchange (loss) gain	(8,756)	60,248	7,248	1,119	(16,256)	72,394	11,176
Minus: Income (loss) from equity method investment	78	706	40,231	6,211	(671)	52,355	8,082
Minus: Other income	15,413	5,779	20,115	3,105	26,560	30,430	4,698
Minus: Other expenses	(70)	(719)	(1,848)	(285)	(1,040)	(3,701)	(571)
Plus: depreciation	93,240	104,340	105,355	16,264	278,986	402,035	62,064
Plus: amortization	59,536	46,947	46,917	7,243	138,288	189,257	29,216
Plus: share-based compensation expense	68,866	33,651	40,119	6,193	233,735	190,027	29,335
Plus: changes in the fair value of contingent purchase consideration payable	44,789	676	5,060	781	22,629	43,325	6,688

Adjusted EBITDA	160,118	122,014	102,130	15,766	558,938	540,411	83,425

Adjusted EBITDA margin	18.8%	13.2%	10.4%	10.4%	19.4%	14.9%	14.9%
Adjusted net profit (loss)	7,123	15,375	(29,128)	(4,496)	79,374	(10,804)	(1,668)
Less: Net loss attributable to non-controlling interest	(18,603)	(4,257)	(11,194)	(1,728)	(20,003)	(26,824)	(4,141)
Adjusted net (loss) profit attributable to the Company’s ordinary shareholders	(11,480)	11,118	(40,322)	(6,224)	59,371	(37,628)	(5,809)
Adjusted (loss) earnings per share
Basic	(0.03)	0.02	(0.08)	(0.01)	0.15	(0.06)	(0.01)
Diluted	(0.03)	0.02	(0.08)	(0.01)	0.14	(0.06)	(0.01)
Shares used in adjusted earnings per share computation:
Basic*	400,031,170	521,376,112	523,366,544	523,366,544	401,335,788	492,065,239	492,065,239
Diluted*	400,031,170	536,927,693	523,366,544	523,366,544	416,528,735	492,065,239	492,065,239
(Loss) earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.18)	0.12	(0.48)	(0.07)	0.90	(0.36)	(0.06)
Diluted	(0.18)	0.12	(0.48)	(0.07)	0.84	(0.36)	(0.06)

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(57,885)	(112,890)	(17,426)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange gain	(60,248)	(7,248)	(1,119)
Changes in the fair value of contingent purchase consideration payable	676	5,060	781
Depreciation of property and equipment	104,340	105,355	16,264
Amortization of intangible assets	46,016	46,336	7,153
Loss (gain) on disposal of property and equipment	167	(222)	(34)
Provision for doubtful accounts and other receivables	6,971	21,672	3,346
Share-based compensation expense	21,339	52,430	8,094
Deferred income taxes (benefit) expense	(10,158)	9,521	1,470
Gain from equity method investment	(706)	(40,231)	(6,211)
Changes in operating assets and liabilities
Restricted cash	(9,933)	(42,558)	(6,570)
Inventories	3,297	(4,733)	(731)
Accounts and notes receivable	(43,713)	67,850	10,474
Unrecognized tax expense	602	1,993	308
Prepaid expenses and other current assets	(40,330)	2,371	366
Amounts due from related parties	(1,452)	(15,475)	(2,389)
Accounts and notes payable	36,276	35,394	5,464
Accrued expenses and other payables	42,118	28,842	4,452
Deferred revenue	5,800	7,449	1,150
Advances from customers	43,978	8,562	1,322
Income taxes payable	12,746	(6,861)	(1,059)
Amounts due to related parties	3,777	(324)	(50)
Deferred government grants	(1,553)	(1,389)	(215)

Net cash generated from operating activities	102,125	160,904	24,840

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(220,645)	(297,136)	(45,870)
Purchases of intangible assets	(16,353)	(2,567)	(396)
Proceeds from disposal of property and equipment	401	6,401	988
Advances of loan to third parties	(5,104)	(62,578)	(9,660)
Payments for short-term investments	(88,145)	(34,634)	(5,347)
Proceeds received from maturity of short-term investments	1,090,577	412,249	63,640

Net cash generated from investing activities	760,731	21,735	3,355

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(31,176)	(10,957)	(1,691)
Proceeds from exercise of stock options	1,309	1,545	238
Proceeds from long-term bank borrowings	—	11,290	1,743
Proceeds from short-term bank borrowings	40,000	81,000	12,504
Repayments of short-term bank borrowings	(20,000)	(75,000)	(11,578)
Repayments of long-term bank borrowings	(902,496)	8,575	1,324
Payments for acquisitions	(4,543)	(14,767)	(2,280)
Interest payment for 2016 Bond	(10,386)	10,386	1,603
Payments for capital leases	(21,182)	(24,001)	(3,705)
Rental prepayments and deposits for sales and leaseback transactions	—	(13,000)	(2,007)
Proceeds from sales and leaseback transactions	—	130,000	20,069

Net cash (used in) generated from financing activities	(948,474)	105,071	16,220

Effect of foreign exchange rate changes on cash and short term investments	43,448	(2,121)	(327)
Net (decrease) increase in cash and cash equivalents	(42,170)	285,589	44,088
Cash and cash equivalents at beginning of period	1,441,635	1,399,465	216,040

Cash and cash equivalents at end of period	1,399,465	1,685,054	260,128